Exhibit 99.1
Ninetowns Reports Second Half and Full Year 2009 Financial Results
On Thursday May 27, 2010, 6:00 pm EDT
BEIJING, May 27 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (Nasdaq:NINE — News) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports its financial results for the six-month period and full year ended December 31, 2009.
Second Half 2009 Financial Highlights
•	Total net revenues were RMB51.1 million (US$7.5 million), representing a 7% decrease, as compared to RMB54.7 million (US$8.0 million) for the second half of 2008.

•	Net income was RMB48,287 (US$7,074), as compared to a net loss of RMB140.9 million (US$20.6 million) for the second half of 2008.

•	Both basic and diluted net income per ADS (each ADS represents one ordinary share) were nil, compared to a basic and diluted net loss per ADS of RMB4.02 (US$0.59) for the second half of 2008.
Full Year 2009 Financial Highlights
•	Total net revenues were RMB93.8 million (US$13.7 million), representing a 10% decrease, as compared to RMB104.5 million (US$15.3 million) for 2008.

•	Net income was RMB3.0 million (US$0.4 million), as compared to net loss of RMB169.6 million (US$24.9 million) for 2008.

•	Both basic and diluted net income per ADS was RMB0.09 (US$0.01), compared to basic and diluted net loss per ADS of RMB4.85 (US$0.71) for 2008.
Second Half and Full Year 2009 Business Highlights
Enterprise software:
Ninetowns continued to derive a large portion of its total net revenues from the sales and servicing of iDeclare packages, Ninetowns’ flagship import/export enterprise software solution. During the second half of 2009, the Company sold 650 iDeclare software packages and 8,500 iDeclare service contracts. For the full year, the Company sold 1,460 iDeclare software packages and 18,400 iDeclare service contracts. Sales of iDeclare software package and services decreased compared to the same period in 2008 primarily because of the decline in international trade activities, especially exports from China, and the associated decline in the number of customers engaged in international trade during the economic downturn. Among the total installed customer base of 142,300 users, approximately 50,000 users had more than one successful e-filing within the past 12 months and most of the iDeclare service contracts were sold to these active users.

In addition, during the second half of 2009, Ninetowns sold 205 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. For the full year, Ninetowns sold 705 such maintenance service contracts. These contracts average approximately US$270 per contract per year. The maintenance services include installation, remote technical support, automatic upgrades and user training. Ninetowns expects to continue to promote its paid maintenance services to the users of the free software offered by the PRC Inspection Administration.
Business-to-Business (“B2B”):
In March 2009, Ninetowns undertook a thorough review of its overall B2B strategy for international trade and decided to discontinue its tootoo.com business. This decision was made in light of the recent major changes in the global economic environment and will enable Ninetowns to better manage its investments for long-term growth. The discontinuation of the B2B business is not expected to have a material financial impact on Ninetowns’ other business solutions.
e-Grocery Business:
Throughout the second half of 2009 and the early part of 2010, Ninetowns made progress on its e-grocery retail initiative. On April 20, 2010, our online retail platform, http://www.tootoo.cn , underwent a complete upgrade, with the addition of a number of new features including an online payment system and a more diverse offering of organic products, fresh vegetables, fruits, household and consumer products. tootoo.cn currently carries over 3,000 products in 16 different categories. Furthermore, Ninetowns established a 4,300 square meter warehousing and office facility, dedicated to serving tootoo.cn’s business with multi-temperature warehousing functions for keeping our products fresh for delivery as well as a processing workshop, office and other functional facilities.
In May 2010, tootoo.cn initiated testing of its online order and delivery service in TianTongYuan Community (“TTY”), a residential area with a population in excess of one million people located near the Asian Games Village in Beijing. Within the TTY area, tootoo.cn offers delivery of fresh grocery products backed by our satisfaction guarantee policy.
Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented: “The global economic downturn impacted many of our customers in the import/export sector in China in 2009, constraining demand for our core iDeclare software and services. However, we will continue to focus our efforts on client retention and new client acquisition by leveraging our versatile pricing structure, continued product updates and enhancements, and our nationwide service and support.
“In addition to our core business, we are pleased with the progress we have made to date on our e-grocery initiative. With the establishment of our cold-chain delivery system and adoption of the Limited Communities model, we are able to provide organic food with our guarantee of fresh delivery from farm to table. We believe that the market for online shopping in China is already large and will continue to grow rapidly. Although we believe that the e-grocery market represents a small and nascent segment of the broader e-commerce industry, we are very optimistic about the future prospects of this market in China and are confident that our unique positioning, qualified offerings and satisfaction guaranteed services will enable us to create long-term shareholder value.”

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “In the second half of 2009, we continued to focus on stringent cost controls in our overall businesses operations while also making steady progress on our new e-grocery initiative. As a result, our total operating expenses declined by over 55% year-on-year in 2009. We also continued to maintain a debt-free balance sheet with close to RMB498.4 (US$73.0 million) in cash and cash equivalents. We believe that our financial resources will enable us to continue executing our growth plans.”
Second Half 2009 Financial Results
Total Net Revenues. Total net revenues decreased by 7% to RMB51.1 million (US$7.5 million) for the second half of 2009, from RMB54.7 million (US$8.0 million) for the second half of 2008.
Net revenues from sales of enterprise software for the second half of 2009 was RMB27.1 million (US$4.0 million), representing 53% of total net revenues, as compared to 83% for the second half of 2008. Net revenues from software development services was RMB10.9 million (US$1.6 million) for the second half of 2009, representing 21% of total net revenues, as compared to 17% for the second half of 2008. Net revenues from the e-grocery business was RMB13.1 million (US$1.9 million) for the second half of 2009, representing 26% of total net revenues, as compared to nil for the second half of 2008. Of the RMB13.1 million, approximately RMB9.8 million (US$1.4 million) was from meal-box preparation and delivery services for institutional clients in Shanghai.
Gross Profit and Gross Margin. Gross profit was RMB31.1 million (US$4.6 million) for the second half of 2009, representing a decrease of 39% as compared to RMB51.2 million (US$7.5 million) for the second half of 2008.
Gross margin for the second half of 2009 was 61%, compared to 94% in the second half of 2008. The gross margin decrease was primarily due to increased contribution from the e-grocery business, which resulted in relatively lower margins as it is still in a developmental stage.
Operating Expenses. For the second half of 2009, total operating expenses were RMB72.0 million (US$10.5 million), representing an increase of 8% from RMB66.7 million (US$9.8 million) in the second half of 2008.
Research and product development (“R&D”) expenses were RMB7.4 million (US$1.1 million) for the second half of 2009, representing a decrease of 10% from RMB8.2 million (US$1.2 million) for the same period of 2008. This decrease was mainly attributable to a reduction in R&D headcount and related office expenses.

Sales and marketing (“S&M”) expenses were RMB8.6 million (US$1.3 million) for the second half of 2009, representing an increase of 4% from RMB8.3 million (US$1.2 million) for the second half of 2008. This increase was primarily due to marketing activities associated with the e-grocery business in the second half of 2009.
General and administrative (“G&A”) expenses were RMB34.5 million (US$5.1 million) for the second half of 2009, representing a decrease of 27% from RMB47.5 million (US$7.0 million) for the same period of 2008. This decrease was primarily due to a reduction in legal and professional fees and the implementation of our “cost reduction” program in the second half of 2009.
Charges related to our allowance for doubtful accounts were RMB21.5 million (US$3.1 million) for the second half of 2009, representing a significant increase from RMB2.7 million (US$0.4 million) for the same period of 2008. This increase was due to the increased collection risk arising from the significant increase in the aging of our accounts receivable balances as a result of the longer repayment period by our customers.
Operating Loss. As a result, operating loss for the second half of 2009 was RMB40.8 million (US$6.0 million), compared to an operating loss of RMB15.5 million (US$2.3 million) for the second half of 2008.
Other Income. For the second half of 2009, other income, primarily including interest income, gains on sales of short-term investments and changes in fair value of marketable options, amounted to RMB45.0 million (US$6.6 million), as compared to other income of RMB8.8 million (US$1.3 million) for the same period in 2008.
Income from continuing operations before income tax. For the second half of 2009, income from continuing operations before income tax was RMB4.1 million (US$0.6 million), compared to a net los of RMB6.7 million (US$1.0 million) for the same period in 2008.
Income tax expense. Income tax expense included a provision for withholding tax of RMB4.1 million (US$0.6 million) for the second half of 2009 on dividends paid by our Chinese subsidiaries to our overseas holding companies.
Net Income. For the second half of 2009, net income was RMB48,287 (US$7,074), as compared to a net loss of RMB140.9 million (US$20.6 million) for the second half of 2008. Both basic and diluted net income per ADS for the second half of 2009 were nil, compared to basic and diluted net loss per ADS of RMB4.02 (US$0.59) for the same period in 2008.
Full Year 2009 Financial Results
Total Net Revenues. Total net revenues for the full year 2009 were RMB93.8 million (US$13.7 million), representing a decrease of 10% compared to RMB104.5 million (US$15.3 million) for the full year 2008.

Net revenue from enterprise software sales for the full year 2009 was RMB58.4 million (US$8.6 million), representing 62% of total net revenues, as compared to 81% for the full year 2008. Net revenue from software development services for the full year 2009 was RMB17.4 million (US$2.5 million), representing 19% of total net revenues, as compared to 19% for the full year 2008. Net revenue from the e-grocery business for the full year 2009 was RMB18.0 million (US$2.6 million), representing 19% of total net revenues, as compared to nil for the full year 2008. Of the RMB18.0 million, approximately RMB 14.1 million (US$2.1 million) was from meal-box preparation and delivery services for institutional clients in Shanghai.
Gross Profit and Gross Margin. Gross profit was RMB65.2 million (US$9.5 million) for fiscal year 2009, representing a decrease of 29% as compared to RMB92.0 million (US$13.5 million) for fiscal year 2008.
Gross margin for the full year 2009 was 69%, as compared to 88% for the full year 2008. The year-on-year gross margin decrease was primarily due to increased contribution from the e-grocery business, which resulted in relatively lower margins as it is still in a developmental stage.
Operating Expenses. For fiscal year 2009, total operating expenses decreased by 6% to RMB123.9 million (US$18.2 million) from RMB132.0 million (US$19.4 million) in fiscal year 2008.
For fiscal year 2009, R&D expenses decreased by 6% to RMB17.4 million (US$2.5 million) from RMB18.6 million (US$2.7 million) in fiscal year 2008. This decrease was mainly attributable to the reduction in R&D headcount and related office expenses.
S&M expenses decreased by 21% to RMB17.4 million (US$2.5 million) in fiscal year 2009 from RMB21.9 million (US$3.2 million) in fiscal year 2008. This decrease was primarily due to the reduction in our S&M headcount and related office expenses as a result of our “cost reduction” program implemented in 2009.
G&A expenses decreased by 29% to RMB62.9 million (US$9.2 million) in fiscal year 2009 from RMB88.6 million (US$13.0 million) in fiscal year 2008. This decrease was primarily due to a reduction in legal and professional fees and the implementation of our “cost reduction” program in 2009.
Charges related to our allowance for doubtful accounts were RMB26.3 million (US$3.8 million) for the full year 2009, representing a significant increase from RMB2.9 million (US$0.4 million) for the full year 2008. This increase was due to the increased collection risk arising from the significant increase in the aging of our accounts receivable balances as a result of the longer repayment period by our customers.
Operating Loss. As a result, operating loss for the full year 2009 was RMB58.7 million (US$8.6 million), compared to an operating loss of RMB40.0 million (US$5.9 million) for the full year 2008.

Other Income. For the full year 2009, other income, primarily including interest income, gains on sales of short-term investments and changes in fair value of marketable options, amounted to RMB73.1 million (US$10.7 million), as compared to other income of RMB19.4 million (US$2.8 million) for the full year 2008.
Income from continuing operations before income tax. For the full year 2009, income from continuing operations before income tax was RMB14.4 million (US$2.1 million), compared to a net loss of RMB20.6 million (US$3.0 million) for the full year 2008.
Income tax expense. Income tax expense included a provision for withholding tax of RMB4.1 million (US$0.6 million) for the full year 2009 on dividends paid by our Chinese subsidiaries to our overseas holding companies.
Net Income. For the full year 2009, net income was RMB3.0 million (US$0.4 million), compared to net loss of RMB169.6 million (US$24.9 million) for the full year 2008. Both basic and diluted net income per ADS for the full year 2009 was RMB0.09 (US$0.01), compared to basic and diluted net loss per ADS of RMB4.85 (US$0.71) for the full year 2008.
Deferred Revenue. Deferred revenue as of December 31, 2009 was RMB10.5 million (US$1.5 million), compared to RMB21.4 million (US$3.1 million) as of December 31, 2008. This decrease was mainly attributable to the overall decline in iDeclare operations.
Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits amounted to RMB498.4 million (US$73.0 million) as of December 31, 2009, compared to RMB604.6 million (US$88.6 million) as of December 31, 2008. The decrease was mainly due to the investment in operating activities and purchases of investment securities.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was RMB6.8259 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this earnings release are calculated based on Renminbi.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Beijing on May 28, 2010. This will be 8:00 p.m. on May 27, 2010 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-617-597-5342 and the passcode is 88544200. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/English . A replay of the call will be available from 11:00 a.m. Beijing time on May 28, 2010 (11:00 p.m. in New York on May 27, 2010) through 11:00 a.m. on June 4, 2010 in Beijing (11:00 p.m. in New York on June 3, 2010) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/english . The passcode to access the call replay is 72984912.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq:NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at http://www.ninetowns.com/English .
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
For more information, please contact:
Helen Wu
Investor Relations
Ninetowns Internet Technology Group Company Limited
Tel: +86-10-6589-9287
Email: ir@ninetowns.com
Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1-212-889-4350
Email: ninetowns@taylor-rafferty.com
Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852-3196-3712
Email: ninetowns@taylor-rafferty.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SIX MONTHS ENDED DECEMBER 31, 2008, JUNE 30, 2009 AND DECEMBER 31, 2009
(In thousands, except share-related data)
For the six months ended

	Dec. 31,	Dec. 31,	Jun. 30,	Jun. 30,	Dec. 31,	Dec. 31,
	2008	2008	2009	2009	2009	2009
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	54,687	8,016	42,683	6,249	51,071	7,482
Total cost of revenues	(3,526)	(517)	(8,665)	(1,269)	(19,933)	(2,920)

Gross profit	51,161	7,499	34,018	4,980	31,138	4,562

Selling and marketing expenses	(8,270)	(1,212)	(8,741)	(1,280)	(8,628)	(1,264)
General and administrative expenses	(47,504)	(6,964)	(28,379)	(4,154)	(34,498)	(5,054)
Research and development expenses	(8,174)	(1,199)	(9,989)	(1,462)	(7,384)	(1,082)
Allowance for doubtful accounts, net	(2,749)	(403)	(4,806)	(704)	(21,453)	(3,143)

Loss from operations	(15,536)	(2,279)	(17,897)	(2,620)	(40,825)	(5,981)

Interest income	3,866	567	2,874	421	1,406	206
Gain on sales of short-term investments	2,456	360	5,212	763	31,945	4,680
Change in fair value of marketable options	—	—	18,907	2,768	8,777	1,286
Gain from disposal of investment under cost method	2,187	321	—	—	—	—
Others	296	43	1,138	166	2,836	415

(Loss) income from continuing operations before income tax	(6,731)	(988)	10,234	1,498	4,139	606
Income tax expense	(153)	(22)	(32)	(5)	(4,068)	(596)

(Loss) income from continuing operations	(6,884)	(1,010)	10,202	1,493	71	10
Loss from discontinued operations (Net of income tax)	(133,972)	(19,637)	(7,235)	(1,058)	(23)	(3)

Net (loss) income	(140,856)	(20,647)	2,967	435	48	7

(Loss) income from continuing operations per share:
Basic	(RMB0.20)	(US$0.03)	RMB0.29	US$0.04	RMB—	US$—
Diluted	(RMB0.20)	(US$0.03)	RMB0.29	US$0.04	RMB—	US$—
Loss from discontinued operations per share:
Basic	(RMB3.82)	(US$0.56)	(RMB0.21)	(US$0.03)	RMB—	US$—
Diluted	(RMB3.82)	(US$0.56)	(RMB0.21)	(US$0.03)	RMB—	US$—
Net (loss) income per share:
Basic	(RMB4.02)	(US$0.59)	RMB0.08	US$0.01	RMB—	US$—
Diluted	(RMB4.02)	(US$0.59)	RMB0.08	US$0.01	RMB—	US$—

Weighted average shares used in computation:
Basic	34,997,505	34,997,505	35,083,975	35,083,975	35,117,280	35,117,280
Diluted	34,997,505	34,997,505	35,083,975	35,083,975	35,117,280	35,117,280

Note: Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued B2B operations.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009
(In thousands, except share-related data)

	For the years ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2009	2009
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	104,517	15,319	93,754	13,735
Total cost of revenues	(12,499)	(1,832)	(28,598)	(4,190)

Gross profit	92,018	13,487	65,156	9,545

Selling and marketing expenses	(21,942)	(3,216)	(17,369)	(2,546)
General and administrative expenses	(88,647)	(12,993)	(62,877)	(9,212)
Research and development expenses	(18,566)	(2,722)	(17,373)	(2,545)
Allowance for doubtful accounts, net	(2,881)	(422)	(26,259)	(3,847)

Loss from operations	(40,018)	(5,866)	(58,722)	(8,605)

Interest income	7,026	1,030	4,280	627
Gain on sales of short term investments	9,866	1,446	37,157	5,443
Change in fair value of marketable options	—	—	27,684	4,056
Gain from disposal of investment under cost method	2,187	321	—	—
Others	358	52	3,974	582

(Loss) income from continuing operations before income tax	(20,581)	(3,017)	14,373	2,103
Income tax expense	(836)	(123)	(4,100)	(601)

(Loss) income from continuing operations	(21,417)	(3,140)	10,273	1,502
Loss from discontinued operations (Net of income tax)	(148,195)	(21,722)	(7,258)	(1,063)

Net (loss) income	(169,612)	(24,861)	3,015	439

(Loss) income from continuing operations per share:
Basic	(RMB0.61)	(US$0.09)	RMB0.29	US$0.04
Diluted	(RMB0.61)	(US$0.09)	RMB0.29	US$0.04

Loss from discontinued operations per share:
Basic	(RMB4.24)	(US$0.62)	(RMB0.20)	(US$0.03)
Diluted	(RMB4.24)	(US$0.62)	(RMB0.20)	(US$0.03)

Net (loss) income per share:
Basic	(RMB4.85)	(US$0.71)	RMB0.09	US$0.01
Diluted	(RMB4.85)	(US$0.71)	RMB0.09	US$0.01

Weighted average shares used in computation:
Basic	34,997,505	34,997,505	35,100,194	35,100,194
Diluted	34,997,505	34,997,505	35,100,194	35,100,194
Note: Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued B2B operations.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009
(In thousands)

	Dec. 31,		Dec. 31,
	2008	2008	2009	2009
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	604,642	88,625	498,448	73,024
Restricted cash	670	98	790	116
Short-term investments	10,024	1,469	171,226	25,084
Inventories	1,367	200	2,403	352
Trade receivables, net	33,943	4,975	18,121	2,654
Other current assets	7,119	1,043	7,054	1,034

Total current assets	657,765	96,410	698,042	102,264

Non-current assets	295,560	43,322	281,549	41,247

TOTAL ASSETS	953,325	139,732	979,591	143,511

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	21,392	3,136	10,453	1,531
Other current liabilities	29,946	4,389	41,323	6,054

Total current liabilities	51,338	7,525	51,776	7,585

Non-current liabilities:
Tax liabilities	1,807	265	5,479	803

Total liabilities	53,145	7,790	57,255	8,388

Equity of the Company	900,180	131,942	922,336	135,123

TOTAL LIABILITIES AND EQUITY	953,325	139,732	979,591	143,511

Note: The information contained in the condensed consolidated balance sheet as of December 31, 2008 is derived from the Company’s audited financial statements included in the annual report on Form 20-F.

Source: Ninetowns Internet Technology Group Company Limited